VIA EDGAR AND OVERNIGHT DELIVERY
William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Celebrate Express, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2005
Filed August 22, 2005
Forms 8-K Filed January 9, 2005 and March 30, 2006
File No. 0-50973
Dear Mr. Choi:
     Celebrate Express, Inc. (the “Company”) has prepared this letter in response to your letter dated April 17, 2006 setting forth the Staff’s comments regarding the Company’s Securities Exchange Act of 1934 filings described above. The text of the Staff’s comments has been included in this letter along with our applicable responses and we have numbered each paragraph of the comment letter as a separate comment.
Form 10-K for the Fiscal Year Ended May 31, 2005
     Comment 1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.
     Response: The Company acknowledges Staff comment 1 and will provide additional disclosures or other revisions, as indicated based on the responses below, in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 15
     Comment 2. Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-X.
     Response: The Company acknowledges Staff comment 2 and advises the Staff that its next fiscal year ends as of May 31, 2006. Due to the fact that the Company is well into the fourth quarter of its current fiscal year, it does not believe that amending its prior 10-K for the fiscal year ending May 31, 2005 to add information on future trends would be helpful to its investors, based on the short time period remaining until the filing of its next 10-K. Therefore the Company will add the requested disclosures to its discussion of its results of operations into the Company’s 10-K for the fiscal year ended May 31, 2006. The Company will also consider whether there are any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance and will discuss any applicable items in future filings.
Financial Statements and Supplementary Data, page 33
Notes to Financial Statements, page 40
     Comment 3. We note that you sell different products within your three brands. Please revise your filing to provide sales disclosures by product line. Refer to paragraph 37 of SFAS 131. In particular, it appears that disclosures for the following product groups may be applicable:
•	Birthday Express, which include children’s party products

•	Storybook Heirlooms, which include girls’ special occasion and specialty apparel

•	Costume Express, which include children’s costumes and accessories
If you believe that other product categories are more appropriate, please advise. Furthermore, to the extent changes within a product group are material, please discuss those changes in your results of operations in management’s discussion and analysis.
     Response: In response to the Staff’s comment, the Company advises the Staff that sales disclosures by product line are disclosed in the net sales section of management’s discussion and analysis on page 16 of its 10-K for the fiscal year ended May 31, 2005. In future filings the Company will add sales disclosures by product line to the financial statement footnotes, consistent with the amounts disclosed in management’s discussion and analysis for Birthday Express, Storybook Heirlooms, and Costume

Express. The Company respectfully advises the Staff that it affirms the belief that the Company appropriately operates in one segment, however, it plans to disclose sales information by product line in accordance with paragraph 37 of SFAS 131. Furthermore, the Company will monitor the extent of changes within the product groups and discuss any material changes in the results of operations in management’s discussion and analysis.
Form 8-K filed January 8, 2006
     Comment 4. Please identify “pro forma net income” as a non-GAAP measure in the body of your press release. Additionally, please reconcile the non-GAAP pro forma net income per diluted share (excluding severance and related costs) as presented in Table 1 to the comparable GAAP measure. Refer to Regulation G and Release 33-8176.
     Response: The Company acknowledges Staff comment 4 and in any future filings where “pro forma net income” is discussed it will be identified as a non-GAAP measure in the body of the Company’s press release and all non-GAAP pro forma measures will be reconciled to the comparable GAAP measure.
Form 8-K filed March 30, 2006
     Comment 5. Your presentation of “free cash flow” represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Regulation G. To the extent you continue to present or discuss this measure in future filings on Form 8-K, please identify this as a non-GAAP measure, reconcile “free cash flow” to the most directly comparable GAAP measure and present, with equal or greater prominence, the most directly comparable GAAP measure.
     Response: The Company acknowledges Staff comment 5 and in any future filings where “free cash flow” is discussed it will be identified as a non-GAAP measure and will be reconciled to the most directly comparable GAAP measure, which will be presented with equal or greater prominence.
* * * *
     As requested by the Staff, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (425) 250-1057 should you have any questions or comments with regard to this matter.

Very truly yours,
/s/ Darin L. White
Vice President, Finance

cc:     Yong Kim, SEC Division of Corporate Finance